UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 11, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) CEO, Ricardo Ramos, held an interview with local press. As part of this discussion, he commented on the topics described below.

Ricardo Ramos stated, “The objectives of the Company in the lithium market have not changed. We are, and we will continue to be one of the main players in the lithium industry. Company decisions will not be managed by market share goals; market share is just the relation between our sales volumes and the market demand at any given time. We will continue being one of the major players in the lithium market as we have the capacity, the team, the technology, the financial resources and high-quality natural resources necessary in place.”

In 2019, it is expected that market demand will reach approximately 350,000 metric tons, well over the market demand in 2018. We believe our sales volumes in 2019 will be slightly higher than those reported in 2018, probably under 50,000, and definitely less than 60,000 metric tons. We expect to produce over 60,000 metric tons in 2019.

Mr. Ramos continued by saying, “We are going to sell the volumes defined by our commercial and production strategy. The price is and will be the balance between supply and demand. SQM is not going to limit its sales volumes in order to sustain prices. In any case, we are optimistic about prices, if we consider the growth rates that are expected for demand in the coming years”. Additionally, the Company will rebuild inventories, allowing us to have two to three months of inventory. Mr. Ramos continued by saying, “over the last few years we have been selling more than our installed capacity, pressuring our lithium production process along with our entire supply chain, taking away the flexibility needed to respond to our customers. Producing levels slightly higher than what we expect to sell this year will allow us to recover part of our inventories, which will give us greater flexibility to face the market and the expansion challenges of our plants”.

We expect our installed capacity in Chile to reach 120,000 metric tons by the end of 2020, an increase of 50,000 metric tons compared to our current capacity of 70,000 metric tons. From that point, we will continue to work to reach an installed capacity of 180,000 metric tons in Chile in the future. The capex associated with this expansion should be in the range of approximately US$4,000 per ton, or about US$400 million. From this capacity, we expect to sell annually 150,000 metric tons of lithium by 2025, which is more than triple our sales volumes today. We expect market demand will be at least 1 million metric tons in 2025. Of course, we continue to invest in the Mount Holland lithium project in Australia as well.

We have increased our long-term debt in order to finance the expansion projects related to lithium, nitrates and iodine. Our debt to equity ratio has increased slightly. However, we have a strong balance sheet with low debt levels in relation to our cash generation and high liquidity, this will allow us to embark on our expansion goals without problem.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF INC.

(Registrant)

Date: March 11, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.